Exhibit 99.15

(Formerly GCM Mining Corp.)

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of United States dollars)

(Unaudited)

Consolidated Interim Statements of Financial Position (Unaudited; Expressed in thousands of U.S. dollars)

	Notes	September 30, 2022	December 31, 2021

ASSETS
Current
Cash and cash equivalents		$325,743	$323,565
Gold bullion		836	4,479
Accounts receivable	14b	26,698	29,566
Inventories	6	26,384	22,412
Prepaid expenses and deposits		4,228	1,946
		383,889	381,968
Non-current
Cash in trust	11c	727	783
Mining interests, plant and equipment	8	757,501	455,778
Investment in Associates	7	117,751	159,856
Other long-term assets	14b	1,588	-
Total assets		$1,261,456	$998,385
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	9	$53,251	$35,213
Income tax payable		14,203	15,739
Note payable	5	49,477	-
Current portion of long-term debt	10	10,441	8,135
Current portion of deferred revenue	12	1,725	-
Current portion of provisions	11	1,492	1,662
Current portion of lease obligations		2,671	1,718
Amounts payable related to acquisitions of mining interests		1,683	1,848
		134,943	64,315
Non-current
Long-term debt	10	366,135	306,131
Warrant liabilities issued by the Company	13d	21,406	32,195
Deferred revenue	12	141,871	84,000
Provisions	11	19,702	22,655
Deferred income taxes		57,244	8,476
Lease obligations		4,262	2,087
Other long-term liabilities	13g	557	-

Total liabilities		746,120	519,859
Equity
Share capital	13a	715,034	626,042
Share purchase warrants		10,183	10,252
Contributed surplus		181,052	177,315
Accumulated other comprehensive loss		(164,784)	(122,696)
Retained earnings (deficit)		(226,149)	(212,387)

Total equity		515,336	478,526

Total liabilities and shareholders’ equity		$1,261,456	$998,385

Commitments and contingencies	Note 14c

Approved by the Board of Directors and authorized for issue on November 14, 2022:

/s/ Neil Woodyer	Director	/s/ David Garofalo	Director

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

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Consolidated Interim Statements of Income (Loss) (Unaudited; Expressed in thousands of U.S. dollars, except per share and share amounts)

	Three months ended Sept 30,			Nine months ended Sept 30,
	Notes	2022	2021	2022	2021

Revenue	15	$93,909	$90,716	$296,602	$288,988

Cost of sales	16	(43,777)	(44,577)	(140,921)	(138,181)
Depreciation and depletion		(7,131)	(7,761)	(24,332)	(23,375)
Social contributions		(3,175)	(3,317)	(9,138)	(8,073)

Income from mining operations		39,826	35,061	122,211	119,359

Acquisition and restructuring costs	5	(21,648)	-	(21,648)	(9,817)
General and administrative costs		(5,700)	(2,915)	(14,502)	(8,545)
Gain on loss of control of Aris Gold		-	-	-	56,886
Revaluation of Aris Gold to acquisition price	7a	(28,217)	-	(28,217)	-
Loss on derecognition of assets	8	(1,311)	-	(1,311)	-
Gain on sale of shares of Titiribi		-	-	-	8,913
Income (loss) from equity accounting in investees	7	(6,985)	2,066	(9,112)	4,482
Share-based compensation	13h	(1,633)	(777)	(1,693)	(698)
Other expenses		(1,140)	-	(1,140)	-

(Loss) income from operations		(26,808)	33,435	44,588	170,580

(Loss) gain on financial instruments	18	(4,668)	7,743	13,246	52,067
Finance income		1,804	373	3,883	980
Interest and accretion	17	(6,515)	(5,796)	(19,453)	(12,174)
Foreign exchange gain		1,514	1,560	1,953	2,210

(Loss) earnings before income tax		(34,673)	37,315	44,217	213,663

Income tax (expense) recovery
Current		(16,858)	(14,298)	(52,836)	(41,059)
Deferred		3,181	2,241	4,472	758

Net (loss) earnings		$(48,350)	$25,258	$(4,147)	$173,362

Attributed to shareholders of the Company		$(48,350)	$25,258	$(4,147)	$179,620
Non-controlling interest		-	-	-	(6,258)

		$(48,350)	$25,258	$(4,147)	$173,362

(Loss) earnings per share – basic		$(0.48)	$0.26	$(0.04)	$2.32

Weighted average number of outstanding common shares – basic		100,997,670	98,485,773	98,761,384	77,557,372

(Loss) earnings per share—diluted	13i	$(0.48)	$0.20	$(0.18)	$1.54

Weighted average number of outstanding common shares – diluted		100,997,670	109,347,343	107,928,687	89,826,937

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

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Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited; Expressed in thousands of U.S. dollars)

	Three months ended Sept 30,			Nine months ended Sept 30,
	Notes	2022	2021	2022	2021
Net (loss) earnings		$(48,350)	$25,258	$(4,147)	$173,362

Other comprehensive (loss) earnings:

Items that will not be reclassified to profit in subsequent periods:
Unrealized loss on investment in Amilot ($nil tax effect)		-	(4)	(4)	(6)
Unrealized gain (loss) on Convertible Debentures due to change in credit risk ($nil tax effect)		255	83	626	(971)
Unrealized gain (loss) on Gold Notes due to	10b
changes in credit risk ($nil tax effect)		417	-	417	(668)
Unrealized (loss) on Aris Gold Notes due to change in credit risk associated with non-controlling interest, net of tax		-	-	-	(585)

Items that may be reclassified to profit in subsequent periods:
Realization of OCI and AOCI through profit and loss on acquisition of Aris Gold		(7,131)	-	(7,131)	-
Equity accounted investees – share of other	7
comprehensive income (loss)		(6,586)	-	(6,306)	-
Foreign currency translation adjustment (net of tax effect)		(21,675)	(4,345)	(30,117)	(22,891)
Foreign currency translation adjustment associated with non-controlling interest		-	-	-	(1,014)

Other comprehensive income (loss)		(34,720)	(4,266)	(42,515)	(26,135)

Comprehensive (loss) earnings		$(83,070)	$20,992	$(46,662)	$147,227

Comprehensive income attributable to:
Shareholders of the Company		$(83,070)	$20,992	$(46,662)	$155,084
Non-controlling interest		-	-	-	(7,857)

Comprehensive (loss) earnings		$(83,070)	$20,992	$(46,662)	$147,227

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

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Consolidated Interim Statements of Equity (Unaudited; Expressed in thousands of U.S. dollars, except share amounts)

	Share Capital - Common Shares		Share Purchase	Contributed	Accumulated	Retained	Total
Nine months ended September 30, 2022	Number	Amount	Warrants	surplus	OCI	earnings	Equity
At December 31, 2021	98,000,774	$626,042	$10,252	$177,315	$(122,696)	$(212,387)	$478,526
Exercise of options (Note 13be)	194,999	496	-	(32)	-	-	464
Exercise of warrants (Note 13b)	287,099	1,273	(69)	-	-	-	1,204
Stock based compensation	-	-	-	1,693	-	-	1,693
Issuance of equity for the acquisition of Aris Gold (Note 5)	38,420,690	90,316	-	2,076	-	-	92,393
Realization of OCI and AOCI through retained earnings on acquisition of Aris Gold	-	-	-	-	427	(427)	-
Repurchase of shares (Note 13b)	(845,901)	(3,093)	-	-	-	-	(3,093)
Dividends declared (Note 13b)	-	-	-	-	-	(9,188)	(9,188)
Comprehensive earnings (loss)	-	-	-	-	(42,515)	(4,147)	(46,662)
At September 30, 2022	136,057,661	$715,034	$10,183	$181,052	$(164,784)	$(226,149)	$515,336

	Share Capital - Common Shares		Share Purchase	Contributed	Accumulated	Retained	Total
Nine months ended September 30, 2021	Number	Amount	Warrants	surplus	OCI	earnings	equity
At December 31, 2020	61,762,411	$472,219	$-	$180,498	$(115,837)	$(383,168)	$153,712
Exercise of options (Note 13b)	83,333	225	-	(58)	-	-	167
Exercise of warrants (Note 13b)	198,687	848	(88)	-	-	-	760
Stock based compensation	-	-	-	-	-	-	-
Issuance of common shares acquisition of Gold X	36,772,294	155,904	10,340	-	-	-	166,244
Share issue cost	(50,000)	(216)	-	932	-	-	716
Issuance of common shares as repayment of debentures	421,050	2,240	-	-	-	-	2,240
Elimination of Aris Gold share-based compensation on loss of control	-	-	-	(4,368)	-	-	(4,368)
Elimination of accumulated other comprehensive loss on loss of control of Aris	-	-	-	-	25,057	-	25,057
Recognition of accumulated unrealized gains due to changes in credit risk on Aris Gold Notes on loss of control	-	-	-	-	3,521	(3,521)	-
Recognition of accumulated foreign currency translation adjustment on sale of Zancudo Project	-	-	-	-	688	-	688
Repurchase of shares (Note 13b)	(702,000)	(3,225)	-	-	-	-	(3,225)
Dividends declared	-	-	-	-	-	(8,413)	(8,413)
Comprehensive loss	-	-	-	-	(24,536)	179,620	155,084
At September 30, 2021	98,485,775	$627,995	$10,252	$177,004	$(111,107)	$(215,482)	$488,662

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

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Consolidated Interim Statements of Cash Flows (Unaudited; Expressed in thousands of U.S. dollars)

	Nine months ended Sept 30,
	Notes	2022	2021

Operating Activities
Net income (loss)		$(4,147)	$173,362
Adjusted for the following items:
Depreciation		24,945	23,441
Loss from investment in associate	7	9,112	(4,482)
Share-based compensation	13h	1,693	698
Finance costs	17	19,453	12,174
Gain on financial instruments	18	(12,908)	(52,067)
Unrealized foreign exchange loss (gain)		(2,231)	653
Provision for environmental fees		(144)	15
Environmental fees paid		(45)	(58)
Payments of health obligations		(438)	(493)
Gain on sale of Zancudo Project		-	(8,913)
Gain on loss of control of Aris Gold		-	(56,886)
Deferred and current income tax expense		48,364	40,301
Revaluation of Aris Gold to acquisition price	7a	28,217	-
Loss on derecognition of assets	8	1,311	-
Changes in non-cash operating working capital items	19	4,747	(7,175)

Operating cash flows before taxes		117,929	120,570
Income taxes paid		(53,911)	(67,429)

Net cash provided by operating activities		64,018	53,141

Investing Activities
Additions to mining interests, plant and equipment (net)	8	(84,359)	(41,496)
Acquisition of Zenk, net of cash acquired		-	(7,015)
Acquisition of Gold X, net of transaction costs		-	4,578
Reduction in cash on Zancudo sale		-	(30)
Purchase of Denarius shares and subscription receipts		(2,625)	(7,942)
Purchase of Aris Gold Convertible Debenture	7a	(35,000)	-
Interest received on Aris Gold Convertible Debenture		335	-
Reduction in cash on loss of control of Aris Gold		-	(151,404)
Increase in cash acquired with Aris Acquisition	5	95,526	-
Aris Gold GLN redemption payment		688	-
Sale (purchase) of gold bullion		4,621	(1,771)

Net cash used in investing activities		(20,814)	(205,080)

Financing Activities
Share issue costs in connection with Gold X acquisition		-	(216)
Net proceeds from Senior Notes		-	286,186
Repayment of Gold Notes, including Gold Premium		-	(40,014)
Decrease in Gold Trust Account		-	4,147
Release of cash in escrow in connection with Aris Gold Notes and Aris Gold Subscription Receipts		-	131,345
Financing costs incurred by Aris Gold		-	(149)
Increase in cash in trust for health obligation	11c	(24)	-
Payment of lease obligations		(2,105)	(1,699)
Interest paid		(21,482)	(2,394)
Exercises of stock options and warrants		988	536
Repurchase of shares under NCIB	13b	(3,093)	(3,225)
Payment of dividends on common shares		(10,351)	(7,976)

Net cash provided from financing activities		(36,067)	366,541
Impact of foreign exchange rate changes on cash and equivalents		(4,959)	(7,543)

Increase in cash and cash equivalents		2,178	207,059
Cash and cash equivalents, beginning of period		323,565	122,508

Cash and cash equivalents, end of period		$325,743	$329,567

See accompanying notes to the Consolidated Financial Statements.

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Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

1.	Nature of Operations

Aris Mining Corporation (the “Company” or “Aris Mining”), is a company incorporated under the laws of the Province of British Columbia, Canada. On September 26, 2022, Aris Mining (previously GCM Mining Corp. (“GCM Mining”)) completed the acquisition of Aris Mining Holdings Corp. (“Aris Holdings”) (previously Aris Gold Corporation (“Aris Gold”)) (the “Aris Acquisition” or “Transaction”) (Note 5). The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and trade under the symbol “ARIS”. The Company’s common shares also trade in the United States on the OTCQX under the symbol “TPRFF”.

Aris Mining is primarily engaged in the acquisition, exploration, development and operation of gold properties in Colombia, Guyana and Canada. Aris Mining operates the Segovia Operations and Marmato Mine in Colombia. The Company is also the operator and 20% owner of the Soto Norte Project in Colombia, with an option to increase its ownership to 50%. Aris Mining also owns the advanced stage Toroparu Project in Guyana and the Juby Project in Ontario, Canada.

2.	Basis of Presentation

These condensed, consolidated interim financial statements, as approved by its Board of Directors on November 14, 2022, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures or are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2021 and 2020 (“annual financial statements”), which have been prepared in accordance with IFRS.

The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value and are presented in U.S. dollars. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future.

3.	Summary of Significant Accounting Policies

Consolidation

These financial statements comprise the financial results of the Company and its subsidiaries. Details regarding the Company and its principal subsidiaries as of September 30, 2022 are as follows:

Entity	Property/ function	Registered	Functional currency (1)

Aris Mining Corporation (GCM Mining Corp.)	Corporate	Canada	USD

Aris Mining Holdings Corp. (Aris Gold Corporation)	Corporate	Canada	USD

Aris Mining Guyana Holdings (Gold X Mining Corp.)	Corporate	Canada	USD

Aris Mining Segovia Holdings, S.A. (Gran Colombia Gold, S.A.)	Corporate	Panama	USD

Aris Mining (Panama) Marmato Inc. (Caldas Gold Colombia Inc.)	Corporate	Panama	USD

Aris Mining Segovia (Gran Colombia Gold Segovia Sucursal Colombia)	Segovia Operations	Colombia	COP

Aris Mining Marmato (Caldas Gold Marmato S.A.S.)	Marmato Mine	Colombia	COP

Minerales Andinos de Occidente, S.A.S.	Marmato Zona Alta	Colombia	COP

Minera Croesus S.A.S.	Marmato Zona Alta	Colombia	COP

Aris Mining Switzerland AG (Aris Gold Switzerland AG)	Soto Norte Interest	Switzerland	USD

ETK Inc.	Toroparu Mine	Guyana	USD

Aris Mining Toroparu Holdings Ltd. (Goldheart Investment Holdings Ltd.)	Toroparu Mine	BVI	USD

(1) “USD” = U.S. dollar; “COP” = Colombian peso.

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Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with the policies adopted by the Company.

The significant accounting policies are the same as those that applied to the annual financial statements for the year ended December 31, 2021, except as follows:

Deferred revenue

Upfront cash deposits received for streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15, Revenue from contracts with customers (“IFRS 15”). Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver gold and silver produced at the Marmato and Toroparu Mine. As gold and silver deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold and silver ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months.

A financing charge on deferred revenue is recognized when the Company identifies a significant financing component related to its streaming arrangements, resulting from a difference in the timing of the up-front consideration received and delivery of the gold and silver ounces. The interest rate is determined based on the rate implicit in each streaming arrangement at the date of initial recognition. Financing components that are attributable to qualifying assets under development will be capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use, in accordance with the Company’s borrowing costs policy.

The consideration received from payments for deliveries made under streaming arrangements is considered variable, subject to changes in the total estimated gold and silver ounces to be delivered and gold and silver prices. Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in the consolidated statement of income (loss).

New accounting standards

As disclosed in the annual financial statements, the Company adopted new amendments to IAS 16 – Property, Plant and Equipment; IFRS 3 – Business Combinations; IFRS 9 – Financial Instruments and IAS 37 – Provisions, contingent liabilities and contingent assets on January 1, 2022 with no impact to the Company.

4.	Significant Accounting Judgments, estimates and assumptions

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are the same as those that applied to the annual financial statements, except for the following:

Fair values of financial liabilities

The Gold Notes are recorded at fair value through profit and loss (“FVTPL”). Fair values of Gold Notes have been determined based on a valuation methodology that captures all the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations.

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Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

4.	Significant Accounting Judgments, estimates and assumptions (cont.)

Deferred revenue

Judgment was required in determining the accounting for the Precious Metals Purchase Agreement (“PMPA”) between Aris Holdings and Wheaton Precious Metals International Ltd. (“WPMI”) which has been reported as deferred revenue.

Streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the PMPA, Aris Holdings is required to satisfy the performance obligations through its mine production, and revenue will be recognised over the duration of the contract as Aris Holdings satisfies its obligation to deliver gold and silver ounces. In accordance with the terms of the PMPA and as a result of the Transaction, the Company has guaranteed the obligations of Aris Holdings under the PMPA.

The deferred revenue will be recognised as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the mine. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for prospectively as a cumulative catch-up in the year that the estimates above change. Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description

Financing Rate

IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.

Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to WPMI.

Life of Mine Production

Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine and the portion of mineral resources anticipated to be converted to mineral reserves and mined.

Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from WPMI have been estimated based on the prefeasibility study.

IFRS 3 – Business Combination

Judgement was required in determining the acquirer in the acquisition of Aris Gold. Aris Mining has been identified as the acquirer in the acquisition of Aris Gold and the Company has accounted for the Transaction as a business combination. In identifying Aris Mining as the acquirer for accounting purposes, the Company took into consideration the voting rights of all equity instruments, the corporate governance structure of the combined company, the composition of senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, the Company evaluated various metrics, including, but not limited to: market capitalization; assets; cash provided by operating activities; sales; net earnings; and mineral reserves and resources. No single factor was the sole determinant in the overall conclusion that Aris Mining is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

5.	Acquisition of Aris Gold

On September 26, 2022, the Company completed the acquisition of all the issued and outstanding common shares of Aris Gold not already owned by the Company, with the former shareholders of Aris Gold receiving 0.5 of a common share for every one Aris Gold share held (the “Exchange Ratio”). The Company issued 38,420,690 common shares (Note 13b) to the former shareholders of Aris Gold (excluding GCM Mining’s holdings). Additionally, the Company replaced the Aris Gold options, warrants, performance share units (“PSUs”) and deferred share units (“DSUs”) with equivalent Aris Mining options, warrants, PSUs and DSUs with the number of such securities issuable and exercise prices adjusted by the 0.5 Exchange Ratio.

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Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

5.	Acquisition of Aris Gold (cont.)

Aris Gold operated the Marmato Mine and the Soto Norte joint venture where environmental licensing is advancing to develop a new gold mine. Aris Gold also owned the Juby Project, an advanced exploration stage gold project in the Abitibi greenstone belt of Ontario, Canada.

Upon completion of the Transaction, Aris Gold became a wholly-owned subsidiary of Aris Mining. The Company began consolidating the operating results, cash flows, and net assets of Aris Gold from September 26, 2022 (“Acquisition Date”). Transaction costs incurred in respect of the acquisition totaling $21.6 million were expensed and have been presented within acquisition and restructuring costs in the consolidated statement of income (loss) and comprehensive income (loss).

The Acquisition Date fair value of the consideration transferred consisted of the following:

Purchase Price:
Share consideration(1)	$90,316
Option consideration(2)	2,076
Listed and Unlisted Warrant consideration (“Aris Gold Warrants”)(3)(4)	8,813
PSU and DSU consideration(5)	1,106
Fair-value of interest in Aris Gold immediately prior to acquisition
Share in Aris Gold(6)	73,711
Listed and Unlisted Warrants in Aris Gold(9)(10)	3,432
Convertible Debenture(8)	35,000
Aris Gold gold-linked notes(7)	9,147
Total consideration	$223,601

(1) The fair value of 38,420,690 common shares issued to Aris Gold shareholders was determined using the Company’s share price of C$3.19 per share on the Acquisition Date.

(2) The fair value of 3,615,912 replacement options issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$4.36, expected life of 2.3 years, annualized volatility of 44.7%, dividend yield of 3.3%, and discount rate of 3.74%.

(3) The fair value of 58,168,755 replacement Listed Warrants issued was determined using the Company’s traded warrant value of C$0.20 per warrant on the Acquisition Date.

(4) The fair value of 3,300,000 replacement Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$3.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and a liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.

(5) The fair value of 1,412,571 replacement PSUs and 467,352 replacement DSUs issued was determined using the Aris Mining share price of C$3.19 on the Acquisition Date, adjusted for the 0.5 Exchange Ratio.

(6) The fair value of the Company’s pre-existing investment in Aris Gold common shares was determined using the closing share price of Aris Gold C$1.64 per share immediately prior to the Acquisition Date.

(7) The fair value of the Aris Gold gold-linked notes was determined using the trading price of the notes on the Acquisition Date.

(8) The fair value of the convertible note was determined to be approximated by the face value at the time of settlement, concurrent with the closing of the Transaction.

(9) The fair value of the forfeited Listed Warrants was determined using the Aris Gold traded warrant value of C$0.20 per warrant on the Acquisition Date.

(10) The fair value of the forfeited Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$6.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.

In accordance with the acquisition method of accounting, the total consideration cost has been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. Except for the Juby Project, the preliminary fair values of mineral properties, deferred revenues, and long-term debt have been estimated using discounted cash flow models and the preliminary fair values of plant and equipment have been estimated using a replacement cost approach. Expected future cash flows are based on estimates of future gold prices and projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures based on life of mine plans at the Acquisition Date. The Company evaluated the fair value of the Juby Project using the market multiples approach based on comparable public companies that operate in similar jurisdictions. Each of these are considered to be a Level 3 measure of fair value.

Page | 10

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

5.	Acquisition of Aris Gold (cont.)

Purchase price:
Cash and cash equivalents	$95,526
Accounts receivable, prepaid expenses and other	10,356
Inventories	4,845
Mining interests, plant and equipment	260,320
Investment in Associate	101,685
Accounts payable and accrued liabilities	(15,502)
Long-term debt	(71,493)
Reclamation liability	(1,318)
Deferred revenue	(59,596)
Deferred consideration (Note Payable)	(49,477)
Deferred tax liability	(51,402)
Other liabilities	(344)

Fair value of net assets acquired	$223,601

The Company retained an independent appraiser to determine the fair value of assets acquired and liabilities assumed. As of the date of these condensed consolidated interim financial statements, the allocation of the Aris Acquisition purchase price has not been finalized as there has not been sufficient time to complete the valuation process. Mineral properties, deferred revenues, investments in associates, inventories, plant and equipment, long term debt, reclamation liability and deferred taxes are all subject to change. Any further adjustments made will be recognized retrospectively and comparative information will be revised.

Consolidated revenue from the Acquisition Date to September 30, 2022 includes revenue from the assets acquired in the Aris Acquisition of $nil. Consolidated net income for the three and nine months ended September 30, 2022 includes net loss from Aris Gold of $0.1 million. Had the Transaction occurred on January 1, 2022, pro-forma unaudited consolidated revenue and net loss before tax for the nine months ended September 30, 2022 would have been approximately $336.0 million and $48.8 million, respectively.

6.	Inventories

	September 30, 2022	December 31, 2021
Finished goods	$5,771	$7,903
Metal in circuit	156	-
Ore stockpiles	1,037	1,083
Materials and supplies	19,420	13,426
As at September 30, 2022	$26,384	$22,412

During the three and nine months ended September 30, 2022, the total cost of inventories recognized in the consolidated statement of income (loss) amounted to $43.8 million and $140.9 million, respectively (2021 - $44.6 million and $138.2 million, respectively).

7.	Investments in Associates

	Percentage of ownership	Common shares	September 30, 2022	December 31, 2021

Aris Gold (a)	-	-	$-	$137,867
Soto Norte (b)	20.0%	1,825,721	101,685	-
Denarius (c)	31.8%	66,018,889	15,637	21,367
Western Atlas (d)	25.4%	29,910,588	422	610
Amilot Capital Inc. (1)	-	495,000	7	12
As at September 30, 2022			$117,751	$159,856

(1)	The investments in common shares are accounted for using the equity method, except for Amilot which is accounted for as a financial asset and measured at FVOCI.

Page | 11

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

7.	Investments in Associates (cont.)

The gain (loss) from equity accounting in associates during the three and nine month periods ended September 30, 2022 comprises:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Aris Gold	$(6,682)	$2,632	$(6,093)	$7,827
Gold X	-	-	-	321
Denarius	$(254)	$(533)	$(2,845)	$(3,593)
Western Atlas	$(49)	$(33)	$(174)	$(73)
	$(6,985)	$2,066	$(9,112)	$4,482

a) Aris Gold

i.	Transactions with Aris Gold

On February 4, 2021, Aris Gold issued 37,777,778 common shares, decreasing the Company’s equity interest in Aris Gold from 53.5% to 44.3%. The reduction in the Company’s equity interest and the change in management of Aris Gold resulted in a loss of control. Accordingly, the Company derecognized related assets, liabilities and non-controlling interest related to Aris Gold on February 4, 2021. The comparatives in these interim financial statements include the results of Aris Gold from January 1 to February 4, 2021, which is the date of loss of control. The gain on loss of control in Aris Gold recognized in the consolidated statement of income (loss) during the nine months ended September 30, 2021 of $56.8 million represents the fair value of the investment on February 4, 2021 less the net assets of Aris Gold, non-controlling interest and accumulated foreign currency translation adjustments.

On September 26, 2022, the Company completed the Transaction whereby the Company acquired the remaining 55.7% of the issued and outstanding shares of Aris Gold which it did not already own. Upon completion of the Transaction, Aris Gold became a wholly-owned subsidiary of Aris Mining. As a result of the Transaction, a loss on revaluation of the carrying value of the investment in Aris Gold has been recognized in the consolidated statement of income (loss) during the nine months ended September 30, 2022 of $28.2 million, representing the difference between the carrying value and the fair value of the equity investment of Aris Gold at the valuation date of September 26, 2022. Refer to Note 5 for further details.

ii.	Common shares and financial instruments

	Common shares	Listed Warrants	Unlisted Warrants	Gold Notes	Convertible Debenture	Total
As at January 1, 2022	$120,362	$5,838	$1,874	$9,793	$-	$137,867
Additions	-	-	-	-	35,000	35,000
Change in FVTPL (Note 18)	-	(3,124)	(1,078)	(115)	-	(4,317)
Principal redeemed	-	-	-	(531)	-	(531)
Gain from equity accounting	(6,093)	-	-	-	-	(6,093)
Equity share of OCI	(12,420)	-	-	-	-	(12,420)
Revaluation of Aris Gold to acquisition price	(28,217)	-	-	-	-	(28,217)
Derecognition of investment included as part of consideration in the Aris Acquisition (Note 5)	(73,632)	(2,714)	(796)	(9,147)	(35,000)	(121,289)
As at September 30, 2022	$-	$-	$-	$-	$-	$-

Page | 12

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

7.	Investments in Associates (cont.)

b) Soto Norte

Included within the assets acquired as part of the Aris Acquisition, the Company now has a 20% interest in the Soto Norte gold project. The Company is the operator of the joint venture company, and the joint venture partners will share project costs on a pro-rata ownership basis (“Soto Norte Project”).

Prior to the Transaction, the Aris Gold acquired a 20% interest in the Soto Norte Project for $100 million from MDC Industry Holding Company LLC (“Mubadala”), with the cash payments in two tranches of $50 million. The first $50 million tranche was paid prior to the Transaction, and the second tranche is deferred and due on March 2023. The deferred payment was measured at its fair value of $49.5 million as part of the Aris Acquisition and is subsequently measured at amortized cost.

The Company has the option to acquire an additional 30% interest in the Soto Norte Project for a cash payment of $300 million (“the Option”). The Option may be exercised at any time prior to the earlier of a) 10 weeks following receipt of the Environment and Social Impact Assessment (“ESIA”) approval for development of the Soto Norte Project or b) 42 months after closing (September 2025) (“Option Expiry Date”). In the event the Company does not exercise the Option prior to the Option Expiry Date, Mubadala may repurchase the Company’s 20% interest in the Soto Norte Project at a price equal to the aggregate amount invested by the Company up to that point. The Option is considered to be a financial asset, which has been valued at $nil as of September 30, 2022.

The Soto Norte Project has been accounted for as an investment in associate under the equity method, as the Company has determined that it has significant influence over the Soto Norte Project. The fair value of the investment at the Acquisition Date has been determined with reference to the recent transaction between Aris Gold and Mubadala as a market based fair value of the 20% interest.

The following table summarizes the change in the carrying amount of the Company’s investment in Soto Norte:

Amount
Investment in Soto Norte as of September 26, 2022	$-
Acquisition of Aris Gold investment in Soto Norte	101,685
Company’s share of the profit and loss for the associate	-
Additional capital funding provided to the associate in the period	-
Investment in Soto Norte as of September 30, 2022	$101,685

Given the acquisition occurred close to period end, there were no revenues, operating expenses, depreciation and depletion, finance expense, income tax income/expense, and comprehensive income/loss between the Acquisition Date and September 30, 2022.

The assets and liabilities of the Soto Norte Project at 100% are as follows:

As at September 30, 2022	Soto Norte Project 100%

Current assets	$ 4,004
Non-current assets	668,294
Total	672,298
Current liabilities	$ 1,810
Non-current liabilities	162,063
Total	163,873
Net assets	$ 508,425
Company’s share of the net assets of Soto Norte	$ 101,685

Page | 13

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

7.	Investments in Associates (cont.)

c)	Denarius

During the nine months ended September 30, 2022, the Company acquired 10,130,000 common shares in Denarius for cash consideration of approximately $2.6 million, increasing its equity interest in Denarius to approximately 31.8% as at September 30, 2022 (December 31, 2021 – 27.0%).

The following table summarizes the change in the carrying amount of the Company’s investment in Denarius:

	Common shares	Warrants	Total
Investment in Denarius as of December 31, 2021	$15,740	$5,627	$21,367
Additions	2,625	-	2,625
Change in FVTPL (Note 18)	-	(4,328)	(4,328)
Company’s share of the loss from the associate	(2,845)	-	(2,845)
Equity share of other comprehensive loss	(1,017)	-	(1,017)
Exchange difference	-	(165)	(165)
Investment in Denarius as of September 30, 2022	$14,503	$1,134	$15,637

i.	Sale of Zancudo Project

On February 19, 2021, the Company completed the sale of all of the issued and outstanding shares of GCG Titiribi, a wholly-owned indirect subsidiary of the Company and owner of the Zancudo Project, in exchange for 27,000,000 common shares of Denarius with an ascribed value of $9.6 million. During the nine months ended September 30, 2021, the Company recognized a gain on sale of the Zancudo Project of $8.9 million.

ii.	Denarius Subscription Receipts

On March 17, 2021, the Company acquired 22,222,223 units of Denarius in a non-brokered private placement of 75,000,000 subscription receipts (the “Denarius Subscription Receipts”) at a price of C$0.45 per unit for a total cash consideration of C$10.0 million (equivalent to approximately $7.9 million). During the nine months ended September 30, 2021, the Company recorded a loss on financial instruments of $1.9 million in the consolidated statement of income (loss) (Note 18).

d) Western Atlas

As at September 30, 2022, the Company holds a 25.4% equity interest in Western Atlas (December 31, 2021 –25.8%).

The following table summarizes the change in the carrying amount of the Company’s investment in Western Atlas:

	Common shares	Warrants	Total
Investment in Western Atlas as of December 31, 2021	$596	$14	$610
Company’s share of the loss from the associate	(174)	-	(174)
Change in FVTPL (Note 18)	-	(14)	(14)

Investment in Western Atlas as of September 30, 2022	$422	$-	$422

As at September, 2022 the Company owned 7,955,294 share purchase warrants exercisable at C$0.20 per share that subsequently were not exercised and expired in October 2022.

The Western Atlas Warrants are derivative instruments and have been designated at FVTPL. During the three and nine months ended September 30, 2022, the Company recorded a loss of $nil and a loss of less than $0.1 million, respectively, (2021 – $nil and a loss of $0.1 million, respectively) representing the total fair value adjustment for the Western Atlas Warrants.

Page | 14

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

8.	Mining Interests, Plant & Equipment

		Mineral Properties
	Plant and equipment	Operations	Development projects	Exploration projects	Total

Cost
Balance at December 31, 2021	$140,367	$249,320	$-	$454,321	$844,008
Additions	49,380	25,399	-	21,059	95,838
Acquisition of Aris Gold (Note 5)	17,871	65,597	153,060	23,792	260,320
Disposals	(2,295)	-	-	-	(2,295)
Transfers	-	862	-	(862)	-
Change in decommissioning liability	-	(1,509)	-	-	(1,509)
Capitalized costs	-	47	-	274	321
Exchange difference	(17,109)	(32,107)	(1,431)	(771)	(51,418)

Balance at September 30, 2022	$188,214	$307,609	$151,629	$497,813	$1,145,265

Accumulated Depreciation
Balance at December 31, 2021	$(59,599)	$(149,155)	$-	$(179,476)	$(388,230)
Depreciation	(11,247)	(15,318)	-	-	(26,565)
Disposals	998	-	-	-	998
Derecognition of assets	(1,311)	-	-	-	(1,311)
Exchange difference	8,414	18,930	-	-	27,344

Balance at September 30, 2022	$(62,745)	$(145,543)	$-	$(179,476)	$(387,764)

Net book value at December 31, 2021	$80,768	$100,165	$-	$274,845	$455,778
Net book value at September 30, 2022	$125,469	$162,066	$151,629	$318,337	$757,501

		Mineral Properties
	Plant and equipment	Operations	Development projects	Exploration projects	Total

Cost
Balance at December 31, 2020	$156,758	$251,173	$-	$290,985	$698,916
Additions	26,000	36,047	-	10,285	72,332
Acquisition of Gold X	51	-		263,546	263,597
Acquisition of Fellsmere	7,002	-		-	7,002
Disposals	(1,975)	-	-	-	(1,975)
Derecognition of Aris Gold Assets (Note 7a)	(28,029)	(3,638)		(104,306)	(135,973)
Change in decommissioning liability	-	(2,122)	-	-	(2,122)
Transfers	-	3,755	-	(3,755)	-
Capitalized borrowing costs (Note 11, 14)	-	-	-	-	-
Exchange difference	(19,440)	(35,895)	-	(2,434)	(57,769)

Balance at December 31, 2021	$140,367	$249,320	$-	$454,321	$844,008

Accumulated Depreciation
Balance at December 31, 2020	$(70,560)	$(146,271)	$-	$(179,476)	$(396,307)
Depreciation	(7,984)	(23,542)	-	-	(31,526)
Disposals	(1,185)	-	-	-	(1,185)
Derecognition of Aris Gold Assets (Note 7a)	11,186	27	-	-	11,213
Exchange difference	8,944	20,631	-	-	29,575

Balance at December 31, 2021	$(59,599)	$(149,155)	$-	$(179,476)	$(388,230)

Net book value at December 31, 2020	$86,198	$104,902	$-	$111,509	$302,609
Net book value at December 31, 2021	$80,768	$100,165	$-	$274,845	$455,778

Plant and equipment as of September 30, 2022 include ROU assets with a net book value of $6.7 million (December 31, 2021 - $0.6 million).

Page | 15

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

9.	Accounts Payable and Accrued Liabilities

	September 30, 2022	December 31, 2021

Trade payables related to operating, general and administrative expenses	$34,603	$16,314
Trade payables related to capital expenditures	13,539	7,449
Other non-income taxes payable	1,414	3,782
Other provisions and accrued liabilities	2,961	2,326
DSU liability (Note 13f)	734	4,179
Dividend payable	-	1,163
Total	$53,251	$35,213

10.	Long-term Debt

	September 30, 2022	December 31, 2021

Senior Notes (a)	$292,356	$294,800
Gold Notes (b)	71,137	-
Convertible Debentures (c)	13,083	19,466
Total	376,576	314,266
Less: current portion	(10,441)	(8,135)
Non-current portion	$366,135	$306,131

a) Senior Unsecured Notes due 2026 (“Senior Notes”)

The key terms of the Senior Notes are summarized in the annual financial statements.

Amount

Carrying value of the debt as at January 1, 2022	$295,796
Interest expense accrued	15,469
Interest expense paid	(20,625)
Accretion of discount (Note 17)	1,716

Carrying value of the debt as at September 30, 2022	$292,356

Carrying value of the embedded derivative asset as at January 1, 2022	$996
Change in FVTPL (Note 18)	(996)

Carrying value of the embedded derivative asset as at September 30, 2022	-

Total carrying value of the Senior Notes as at September 30, 2022	292,356
Less: current portion, represented by accrued interest	(2,979)

Non-current portion as at September 30, 2022	$289,377

b) Gold Notes

As part of the Aris Acquisition, the Gold Notes that were issued by Aris Gold have been acquired by Aris Mining. The total number of notes outstanding held by third parties at the Acquisition Date is 67,852,344. The Company recorded a liability for the fair value of the Gold Notes using valuation pricing models at Acquisition Date.

The fair value of the Gold Notes was calculated using valuation pricing models at the date of the Aris Acquisition. Significant inputs used in the valuation model include a credit spread, risk free rates, gold future prices and implied volatility of gold prices.

Page | 16

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

10.	Long-term Debt (cont.)

	Number of Gold Notes	Amount

Fair value allocated to Gold Notes at January 1, 2022	-	$-
Acquisition of Aris Gold’s gold-linked note liability	67,852,344	71,493
Repayments	-	-
Change in fair value through profit and loss	-	61
Change in fair value through other comprehensive income due to changes in credit risk	-	(417)

As at September 30, 2022	67,852,344	71,137
Less: current portion	(7,388,640)	(7,462)

Non-current portion as at September 30, 2022	60,463,704	$63,675

The key terms of the Gold Notes include:

•	The Gold Notes are denominated in units of $1.00.
•	The Gold Notes are non-callable, are secured over all assets of Aris Holdings, will be repaid over a seven-year term, and mature on August 26, 2027.
•

The Gold Notes represent senior secured obligations of Aris Holdings, ranking pari passu with all present and future senior indebtedness, including the Wheaton stream financing (Note 12), and senior to all present and future subordinated indebtedness of Aris Holdings.

•	The Gold Notes bear cash interest at a rate of 7.5% per annum, payable monthly.
•

An amount of physical gold will be set aside monthly by Aris Holdings in an escrow account (the “Gold Escrow Account”) to be used to fund the principal payments (the “Amortizing Payments”). Amortizing Payments are based on a prescribed number of ounces of gold and a $1,400 per ounce floor price.

•

To fund the quarterly Amortizing Payments, within five business days after the 15th day of each of February, May, August and November (the “Measurement Dates”), the gold accumulated in the Gold Escrow Account will be sold and the proceeds will be paid to holders on the following basis:

•

If the afternoon per ounce London Bullion Market Association Gold Price (the “London PM Fix”) on the Measurement Dates is above the $1,400 per ounce floor price, Aris Holdings will make a total cash payment to the holders of the Gold Notes equal to that number of gold ounces sold multiplied by the London PM Fix.

•

The Gold Premium will be the portion of the gold sale proceeds attributed to the excess of the London PM Fix over the $1,400 per ounce floor price and will not reduce the principal amount of the Gold Notes outstanding.

•

If the London PM Fix is at or below the $1,400 per ounce floor price, Aris Holdings will make a cash payment to the holders of the Gold Notes equal to the applicable Amortizing Payment. Any shortfall in the proceeds from the sale of the gold ounces below $1,400 per ounce will be paid by Aris Holdings.

•	Aris Holdings will use commercially reasonable efforts to hedge the $1,400 per ounce floor price for the Amortizing Payments on a rolling four-quarters basis.
•	The Gold Notes trade on the NEO Exchange under the symbol “ARIS.NT.U”

Scheduled Amortizing Payments of the Gold Notes at $1,400 per ounce are as follows:

	2022	2023	2024	2025	2026	2027	Total

Gold ounces	4,552	5,278	10,555	11,523	11,611	8,180	51,669
Principal repayments	$6,330	$7,389	$14,777	$16,132	$16,255	$11,453	$72,336

As at September 30, 2022, there were 500 ounces of gold held in the Gold Trust Account with a carrying value of $0.8 million.

Page | 17

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

10.	Long-term Debt (cont.)

c) Convertible Debentures

	Number of Debentures	Amount

As at January 1, 2022	18,000	$19,466
Change in fair value through profit and loss (Note 18)	-	(4,570)
Change in FVOCI due to changes in credit risk	-	(626)
Exchange difference	-	(1,187)

As at September 30, 2022, non-current	18,000	$13,083

As at September 30, 2022, a total of C$18.0 million in aggregate principal amount ($13.1 million) of convertible unsecured subordinated debentures (“Convertible Debentures”) are issued and outstanding. The Convertible Debentures mature on April 5, 2024 at a conversion price of C$4.75 and bear interest at a rate of 8.00% per annum, payable monthly in cash in arrears.

The Convertible Debentures are a financial liability and have been designated at FVTPL. At September 30, 2022, the fair value of the Convertible Debentures has been determined using the binomial pricing model and Level 2 fair value inputs that capture all the features of the Convertible Debentures, share price volatility of 41.87% (2021 – 58.61%), risk free interest rate of 4.35% (2021 – 0.63%), dividend yield of 5.39% (2021 – 2.10%), and credit spread of 14.14% (2021 –

9.94%).

During the three months ended September 30, 2022, the Company recorded a loss due to changes in fair value of $0.2 million. During the nine months ended September 30, 2022, the Company recorded a gain due to changes in fair value of $4.6 million (three and nine months ended September 30, 2021 – a gain of $0.4 million and $9.0 million, respectively) (Note 18). During the three and nine months ended September 30, 2022, the Company recorded a gain of $0.2 million and $0.6 million, respectively (three and nine months ended September 30, 2021 – a loss of $0.3 million and $1.0 million, respectively) related to the change in credit risk recognized in the statement of other comprehensive income (loss).

11.	Provisions

A summary of changes to the provision is as follows:

	Reclamation and rehabilitation	Environmental fees	Health plan obligations	Total
As at January 1, 2020	$7,806	$4,035	$13,465	$25,306
Provision in the period	8,285	2,383	-	10,668
Change in discount rate	(2,122)	-	(1,597)	(3,719)
Remediation payment	(83)	(62)	(1,304)	(1,449)
Accretion expense	824	161	1,853	2,838
Exchange difference	(2,028)	(785)	(2,256)	(5,069)
Derecognition of Aris Gold’s provisions	(4,258)	-	-	(4,258)
As at December 31, 2021	$8,424	$5,732	$10,161	$24,317
Less: current portion	(47)	(1,012)	(603)	(1,662)
Non-current portion	$8,377	$4,720	$9,558	$22,655

As at December 31, 2021	$8,424	$5,732	$10,161	$24,317
ARO acquired with Aris Acquisition (Note 5)	1,287	-	-	1,287
Recognized in period	-	54	-	54
Change in discount rate	(1,978)	(198)	-	(2,176)
Remediation payment	-	(45)	(438)	(483)
Accretion expense	290	63	623	976
Exchange difference	(832)	(695)	(1,254)	(2,781)
As at September 30, 2022	$7,191	$4,911	$9,092	$21,194
Less: current portion	(253)	(709)	(530)	(1,492)
Non-current portion	$6,938	$4,202	$8,562	$19,702

Page | 18

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

11.	Provisions (cont.)

a)     Reclamation and rehabilitation provision

As of September 30, 2022, the Company estimated the undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Marmato Upper Mine within its Zona Baja mining license to be COP 20.8 billion (December 31, 2021 – COP 19.2 billion), equivalent to $4.6 million at the September 30, 2022 exchange rate (December 31, 2021 - $4.8 million).

As of September 30, 2022, the Company estimated the undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Segovia Operations to be COP 50.6 billion (December 31, 2021 – COP 66.8 billion), equivalent to $11.2 million at the September 30, 2022 exchange rate (December 31, 201 - $16.8 million).

The following table summarizes the assumptions used to determine the decommissioning provision:

	Expected date of expenditures	Inflation rate	Pre-tax risk-free rate
Marmato Mine	2022-2042	2.91%	12.38%

Segovia Operations	2022-2030	2.98%	12.66%

b)     Environmental fees

The Company’s mining and exploration activities are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins.

In July 2013, Corantioquia, the local environmental authority, issued a resolution assessing fees totalling COP 29.5 billion (equivalent to approximately $6.5 million at the September 30, 2022 exchange rate) for environmental discharges in 2010 and 2011 at tariff rates that significantly exceeded the applicable rates that the Company believes were in effect for those particular periods. In November 2013, after further appeal to Corantioquia to appropriately amend the assessments, the Company initiated proceedings in the Colombian judicial system to seek a reduction in the assessed fees. The matter is currently still in process in the judicial system. The Company has a provision in the amount of COP

13.7 billion (approximately $3.0 million at the September 30, 2022 exchange rate) related to the present value of its best estimate of the potential liability for these fees (December 31, 2021 – COP 13.7 billion equivalent to approximately

$3.4 million).

The Company’s operations are monitored by Corantioquia in accordance with its environmental management plan and may be subject to investigations of its performance under the plan. The Company has taken steps over the years through capital investments in its gold processing plant, a water treatment facility and the expansion of its tailings storage facilities to minimize and eliminate effluent discharges and improve atmospheric emissions. In September 2021, the Company received notice from Corantioquia of a sanction in the amount of COP 5.1 billion (equivalent to approximately $1.2 million) related to an investigation of effluent discharges in 2016 that is currently under appeal from the Company. At September 30, 2022, the Company has a provision in the amount of $1.9 million (December 31, 2021 - $2.3 million) related to the present value of its best estimate of the potential liability for fees associated with this sanction and other investigations currently in process related to incidents in 2016 to 2018 for which Corantioquia has not yet reached a conclusion. There can be no assurance that ongoing or future investigations of the Company’s performance under its environmental management plan will not result in the assessment of fees and/or fines. In such cases, the Company will review the basis of environmental assessments and file appeals, if deemed appropriate for the circumstances, to reduce or cancel the amounts assessed.

Page | 19

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

11.	Provisions (cont.)

c)	Health plan obligations

The Company has an obligation in connection with the 2010 acquisition of the assets of the Segovia Operations, as part of its purchase consideration, to fund the obligatory ongoing health premiums related to the participants of the previous owner’s pension plan. The health plan obligation of COP 40.5 billion (approximately $9.8 million) is based on an actuarial report prepared as at December 31, 2021 with an inflation rate of 3.4% and a discount rate of 8.5%. The Company is currently paying approximately COP 0.2 billion (approximately less than $0.1 million) monthly to fund the obligatory health plan contributions. At September 30, 2022, non-current cash in trust includes approximately $0.6 million deposited in a restricted cash account as security against this obligation (December 31, 2021 - $0.6 million).

12.	Deferred Revenue

a)	Marmato

As part of the Aris Acquisition, the Company acquired the deferred revenue associated with Aris Gold’s Precious Metals Purchase Agreement (the “Marmato PMPA”) with WPMI. Under the arrangement, WPMI will provide aggregate funding amount to $175 million, of which $53 million had been received at the Acquisition Date, with the balance ($122 million) receivable during the construction and development of the Marmato Lower Mine.

Pursuant to the terms of the Marmato PMPA, WPMI will purchase 10.5% of gold produced from the Marmato Mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase 100% of silver produced from the Marmato Mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot gold and silver prices thereafter.

The Company and its subsidiaries have provided security in favour of WPMI in respect of their obligations under the Marmato PMPA, including, a first ranking general security agreement over substantially all properties and assets of Aris Holdings and its subsidiaries, security over the mining rights comprising the Marmato Mine, and a first ranking share pledge over the shares of each of the subsidiaries of Aris Holdings.

The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recognizes amounts in revenue as gold and silver are delivered under the Marmato PMPA.

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Accretion will be capitalized to the Marmato Lower Mine (Note 8). The following are the key inputs for the Marmato PMPA contract as of September 30, 2022:

Key inputs in the estimate	September 30, 2022
Estimated financing rate	12.50%
Long-term gold price	$1,685 – $1,829
Long-term silver price	$22.00 – $25.11
Construction milestone timelines	2023 – 2024

Nine months ended September 30, 2022
As at January 1, 2022	$ -

Acquisition of Aris Gold’s deferred revenue liability	59,546

Closing Balance	$ 59,596

Less: current portion	(1,725)

Non-current portion	$ 57,871

Page | 20

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

12.	Deferred Revenue (cont.)

b)	Toroparu

The Company is also party to a Precious Metals Purchase Agreement (“Toroparu PMPA”) with WPMI. Under the terms of the Toroparu PMPA, WPMI will purchase 10% of the gold and 50% of the silver production in exchange for up-front cash deposits totalling $153.5 million.

As of September 30, 2022, the Company has received an initial deposit of $15.5 million, as per the terms of the Toroparu PMPA the receipt of the remaining $138.0 million is subject to WPMI’s election to proceed and is expected to be received in installments during construction of the Toroparu Project once all necessary mining licenses have been obtained and conditions pertaining to final feasibility, the availability of project capital finance, the granting of security to WPMI and other customary conditions are satisfied. If the feasibility study has not been delivered by December 31, 2022, or WPMI elects not to proceed after receiving the feasibility study, WPMI may elect (a) not to pay the balance of the deposit and to reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil, or (b) not to proceed with the streaming transaction and to convert the portion of the deposit already paid less $2.0 million into debt of the Company that will become due and payable in whole or in part upon the occurrence of certain events including, but not limited to, a “change of control” of the Company or the Company obtaining certain levels of debt or equity financing. If WPMI elects to reduce the streams, the Company may return the amount of the deposit already advanced less $2.0 million to WPMI and terminate the agreement. In the event the Company does not deliver sufficient gold and silver to repay the total balance of the deposit, the Company will be required to pay any remaining balance in cash.

In addition to the up-front cash deposits mentioned above, WPMI will make ongoing payments to the Company once Toroparu is in operation as follows:

•	Gold - the lesser of the market price and $400 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.
•

Silver - the lesser of the market price and $3.9 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.

13.	Share Capital

a)	Authorized

Unlimited number of common shares with no par value.

b)	Issued and fully paid

As at September 30, 2022, the Company had 136,057,661 common shares issued and outstanding (December 31, 2021 – 98,000,774 common shares).

On September 26, 2022 the Company completed the acquisition of Aris Gold (Note 5) through the issuance of 38,420,690 common shares to the former shareholders of Aris Gold. During the nine months ended September 30, 2022, the Company issued a total of 194,999 common shares for the exercise of stock options and 287,099 common shares for the exercise of warrants.

On June 4, 2021, the Company completed the acquisition of Gold X through the issuance of 36,722,294 common shares to the former shareholders of Gold X. During the nine months ended September 30, 2021, the Company also issued a total of 83,333 common shares for the exercise of stock options, 421,050 common shares for the repayment of a portion of the Convertible Debentures and 198,687 common shares for the exercise of warrants.

Page | 21

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

Normal Course Issuer Bid (“NCIB”)

The Company currently has a NCIB for its common shares in place pursuant to which it may purchase for cancellation up to 9,570,540 common shares over a 12-month period ending October 19, 2022. Daily purchases are limited to 86,301 common shares, other than block purchase exceptions. Common shares purchased under the NCIB will be cancelled. During the nine months ended September 30, 2022, the Company purchased a total of 845,901 common shares (2021 - 702,000 common shares) for cancellation at an average price of C$5.01 (2021 - C$5.69), representing a total cost of approximately $3.1 million (2021 - $3.2 million).

Dividends

Declaration date	Payment date	Per share		Amount paid in C$		Amount recorded in deficit

December 15, 2021	January 17, 2022	C$	0.015	C$	1,470	$ 1,163
January 17, 2022	February 15, 2022	C$	0.015		1,467	1,154
February 15, 2022	March 15, 2022	C$	0.015		1,466	1,157
March 15, 2022	April 15, 2022	C$	0.015		1,469	1,174
April 18, 2022	May 16, 2022	C$	0.015		1,471	1,145
May 16, 2022	June 15, 2022	C$	0.015		1,468	1,160
June 16, 2022	July 15, 2022	C$	0.015		1,464	1,138
July 18, 2022	August 15, 2022	C$	0.015		1,465	1,145
August 17, 2022	September 15, 2022	C$	0.015		1,465	1,115
Total				C$	13,205	$ 10,351

Only July 25, 2022, the Company announced that it will adopt a no-dividend policy. Following completion of the Transaction on September 26, 2022, no further dividends have been declared.

c)	Share Purchase Warrants – equity classified

The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated equity classified warrants during the nine months ended September 30, 2022:

	Units	Common shares issuable	Amount

As at January 1, 2022	9,338,965	6,488,712	$10,252
Exercised in the period (1)	(67,500)	(46,899)	(69)

Balance at September 30, 2022	9,271,465	6,441,813	$10,183

(1)	Resulted in the issuance of 46,899 common shares of the Company based on the Exchange Ratio at the Acquisition Date. The exercise price per Gold X Warrant exercised averaged C$3.17.

The table below summarizes information about the equity classified warrants issued and outstanding as at September 30, 2022:

	Warrants outstanding	Common shares issuable	Exercise price C$/common shares issuable
Gold X Warrants
October 12, 2022	2,046,500	1,421,908	$ 5.76
January 23, 2023	154,590	107,409	5.76
July 20, 2023	2,665,500	1,851,989	4.61
June 12, 2024	1,190,750	827,333	1.90
August 27, 2024	3,214,125	2,233,174	4.03

	9,271,465	6,441,813	$ 4.33

Page | 22

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

d)	Share Purchase Warrants – liability classified

The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated warrant liabilities during the nine months ended September 30, 2022:

	Units	Amount

Aris Broker Warrants(1) – exercise price C$4.00, exercisable until Dec 19, 2023
Balance at December 31, 2021	-	$-
Replacement Warrants for Aris Acquisition (Note 5)	59,025	2
Balance at September 30, 2022	59,025	$2

2019 PP Unlisted Warrants – exercise price C$5.40, exercisable until Nov 5, 2023
As at December 31, 2020	3,260,870	$9,257
Fair value adjustment (Note 18)	-	(5,634)
Exchange difference	-	72
Balance at December 31, 2021	3,260,870	$3,695
Fair value adjustment (Note 18)	-	(3,052)
Exchange difference	-	(76)
Balance at September 30, 2022	3,260,870	$567
2020 PP Unlisted Warrants – exercise price of C$6.50, exercisable until Feb 6, 2023
As at December 31, 2020	7,142,857	$17,030
Fair value adjustment (Note 18)	-	(14,108)
Exchange difference	-	138
Balance at December 31, 2021	7,142,857	$3,060
Fair value adjustment (Note 18)	-	(2,942)
Exchange difference	-	(41)
Balance at September 30, 2022	7,142,857	$77

Listed Warrants – exercise price C$2.21, exercisable until Apr 30, 2024
As at December 31, 2020	10,551,760	$48,595
Exercised	(247,305)	(611)
Fair value adjustment (Note 18)	-	(22,989)
Exchange difference	-	445
Balance at December 31, 2021	10,304,455	25,440
Exercised	(240,200)	(612)
Fair value adjustment (Note 18)	-	(11,761)
Exchange difference	-	(1,118)
Balance at September 30, 2022	10,064,255	$11,949

Aris Unlisted Warrants(1) – exercise price C$6.00, exercisable until Dec 19, 2024
Balance at December 31, 2021	-	$-
Replacement Warrants for Aris Acquisition (Note 5)	1,650,000	238
Balance at September 30, 2022	1,650,000	$238

Aris Listed Warrants(1) – exercise price C$5.50, exercisable until Jul 29, 2025
Balance at December 31, 2021	-	$-
Replacement Warrants for Aris Acquisition (Note 5)	29,084,377	8,573
Balance at September 30, 2022	29,084,377	$8,573

Balance at December 31, 2021 – total warrant liabilities		$32,195
Balance at September 30, 2022 – total warrant liabilities		$21,406

(1)	Number of replacement warrants and exercise price have been adjusted by the share Exchange Ratio of 0.5.

Page | 23

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

Valuation inputs for Unlisted Warrants

The fair value of the Unlisted Warrants was determined using the Black-Scholes option pricing model and Level 2 fair value inputs as follows:

Valuation Inputs	Aris Unlisted Warrants	2020 PP Warrants	2019 PP Warrants
Expected volatility	45%	41%	41%
Liquidity discount	24%	-	-
Risk-free interest rate	3.77%	3.76%	3.76%
Expected life of warrants	2.2 years	0.4 years	1.1 years
Dividends expected	0%	0%	0%

e)	Stock option plan

The Company has a rolling Stock Option Plan (the “Option Plan”) in compliance with the TSX policies for granting stock options. Under the Option Plan, the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis.

A summary of the change in the stock options outstanding during the periods ended September 30, 2022 and December 31, 2021 is as follows:

	Options outstanding	Weighted average exercise price (C$)
Balance at December 31, 2020	1,681,665	$3.52
Options granted	924,000	6.04
Exercised (1)	(83,333)	2.55
Expired or cancelled	(40,000)	3.67
Balance at December 31, 2021	2,482,332	$4.49
Options granted	1,691,000	5.70
Replacement options for Aris Acquisition (Note 5) (2)	3,615,912	4.36
Exercised (3)	(194,999)	2.55
Expired or cancelled	(212,000)	5.56
Balance at September 30, 2022	7,382,245	$4.72

(1)	The weighted average share price at the date stock options were exercised was C$7.82.
(2)	Number of replacement options and exercise price have been adjusted by the share Exchange Ratio of 0.5.
(3)	The weighted average share price at the date stock options were exercised was C$5.45.

A summary of the inputs used in the determination of the fair values of the stock options granted in the periods ended September 30, 2022 and December 31, 2021, using the Black-Scholes option pricing model, is as follows:

	February 12, 2021(1)	April 6, 2021(1)	January 26, 2022	March 23, 2022(1)	April 1, 2022	June 1, 2022(1)
Total options issued	651,101	4,439	600,000	702,257	1,091,000	208,115
Market price of shares at grant
date	C$6.20	C$4.70	C$5.45	C$3.80	C$5.84	C$3.72
Exercise price	C$6.20	C$4.70	C$5.45	C$3.80	$5.84	C$3.72
Dividends expected	Nil	Nil	3.30%	Nil	3.29%	Nil
Expected volatility	38.64%	38.64%	55.33%	45.43%	54.49%	52.22%
Risk-free interest rate	3.77%	3.77%	1.22%	3.74%	2.24%	3.74%
Expected life of options	1.4 years	1.5 years	2.5 years	2.5 years	2.5 years	2.7 years
Vesting terms	2 years (2)	2 years (2)	2 years	2 years (2)	1 year	2 years (2)

(1)	Number of units, market price and exercise price used in the Black-Scholes calculations have been adjusted for the Exchange Ratio.
(2)	50% of the options vest one year after issue date, the remaining 50% vest two years after issue date.

Page | 24

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

The table below summarizes information about the stock options outstanding and the common shares issuable as at September 30, 2022:

Expiry date	Outstanding	Vested stock options	Remaining contractual life in years	Exercise price (C$/share)
12-Dec-22	53,333	53,333	0.2	$2.55
14-Jun-23	475,000	475,000	0.7	3.16
12-Feb-24	651,101	325,551	1.4	6.20
1-Apr-24	265,000	265,000	1.5	3.67
6-Apr-24	4,439	2,220	1.5	4.70
1-Mar-25	1,995,000	1,995,000	2.4	4.00
23-Mar-25	702,257	-	2.5	3.80
1-Apr-25	520,000	520,000	2.5	4.05
31-May-25	208,115	-	2.7	3.72
26-Jun-25	55,000	55,000	2.7	5.00
2-Jul-25	50,000	50,000	2.8	6.88
1-Apr-26	912,000	912,000	3.5	6.04
26-Jan-27	440,000	-	4.3	5.45
1-Apr-27	1,051,000	737,000	4.5	5.84
	7,382,245	5,390,104	2.7	$4.72

f)	DSUs

In connection with the Aris Acquisition (Note 5), the Company’s non-executive directors ceased to be directors on September 26, 2022. As a result, their unvested DSUs vested immediately, and the Company paid a total of $2.3 million in cash to the departing directors in settlement of a total of 879,368 DSUs.

The Aris Gold non-executive directors became directors of the Company on completion of the Aris Acquisition and their DSUs from Aris Gold were replaced with 233,676 DSUs in the Company.

Subsequent to the Aris Acquisition, the Company’s non-executive directors receive a portion of their annual retainer in DSUs on a quarterly basis.

A summary of changes to the DSU liability, included in accounts payable and accrued liabilities, during the nine month period ended September 30, 2022 and the year ended December 31, 2021 is as follows:

	Units	Amount

Balance at December 31, 2020	450,039	$2,851
Share-based compensation expense	255,841	1,047
Paid	-	(919)
Balance at December 31, 2021	705,880	$2,979
Granted and vested during the period	173,526	604
Paid	(879,368)	(2,291)
Replacement DSUs for Aris Acquisition (Note 5)	233,676	549
Share-based compensation expense	-	(1,057)
Exchange difference	-	(50)
Balance at September 30, 2022	233,714	$734

The DSU liability at September 30, 2022 was determined based on the Company’s quoted closing share price on the TSX, a Level 1 fair value input, of C$3.71 ($2.71) (December 31, 2021 - C$5.33 ($4.22)) per share.

Page | 25

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

g)	PSUs

In connection with the Aris Acquisition (Note 5), the Company’s executives ceased to be executives on September 26, 2022. As a result, their unvested PSUs vested immediately, and the Company paid a total of $1.2 million in cash to the departing directors in settlement of a total of 436,197 PSUs.

Following the Aris Acquisition, the Company adopted the PSU plan from Aris Gold as part of its compensation program for employees. The Company issued 706,286 replacement PSUs that vest three years after the original grant date with performance measured against by comparing the Company share price to the S&P/TSX Global Gold Index.

A summary of changes to the PSU liability, included in other long-term liabilities, during the period ended September 30, 2022 and the year ended December 31, 2021 is as follows:

	Units	Amount
Balance at December 31, 2020	255,824	$1,002
Share-based compensation expense	122,789	191
Exchange difference	-	7
Balance at December 31, 2021	378,613	$1,200
Granted	163,686	605
Share-based compensation expense	27,747	(20)
Paid	(570,046)	(1,777)
Replacement PSUs for Aris Acquisition (Note 5)	706,286	557
Exchange difference	-	(8)
Balance at September 30, 2022	706,286	$557

h)	Share-based compensation expense

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021
Stock-option expense	$ 945	$ 310	$ 1,846	$ 621
DSU expense	375	120	(453)	(288)
PSU expense	363	347	584	(75)
Stock options granted by Aris Gold	-	-	-	311
DSUs granted by Aris Gold	-	-	-	129

Total share-based payments	$ 1,683	$ 777	$ 1,977	$ 698
Less: amount capitalized to E&E assets
related to stock options (Note 8)	(50)	-	(284)	-
Total share-based compensation expense	$ 1,633	$ 777	$ 1,693	$ 698

i)	Earnings (loss) per share

	Three months ended September 30, 2022			Three months ended September 30, 2021

	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share
Basic EPS	100,997,670	$(48,350)	$(0.48)	98,485,773	$25,258	$0.26
Effect of dilutive stock-options	-	-		442,912	-
Effect of Convertible Debenture	-	-		3,789,473	(131)
Effect of dilutive warrants	-	-		6,629,185	(3,630)
Diluted EPS	100,997,670	$(48,350)	$(0.48)	109,347,343	$21,497	$0.20

Page | 26

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

	Nine months ended September 30, 2022			Nine months ended September 30, 2021

	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share
Basic EPS	98,761,384	$ (4,147)	$ (0.04)	77,557,372	$ 179,620	$ 2.32
Effect of dilutive stock-options	-	-		589,014	-
Effect of Convertible Debenture	3,789,474	(3,712)		3,789,473	(8,133)
Effect of dilutive warrants	5,377,829	(11,761)		7,891,078	(33,193)
Diluted EPS	107,928,687	$ (19,620)	$ (0.18)	89,826,937	$ 138,294	$ 1.54

Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.

The following table lists the number of warrants, stock options and the Convertible Debenture which were excluded from the computation of diluted earnings per share. Instruments were excluded because either the exercise prices exceeded the average market value of the common shares or the impact of including the in the money securities were anti-dilutive to EPS in the three and nine month period ended September 30, 2022.

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021
Stock options	5,390,104	50,000	5,390,104	50,000
Convertible Debenture	3,789,473	-	-	-
Warrants	53,743,946	11,933,044	51,523,784	8,672,174

14.	Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)	Financial instrument risk

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and Soto Norte deferred payment approximate their carrying values due to their short-term nature.

The Senior Unsecured Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Unsecured Notes have been assessed using the trading value of the bonds on the Singapore exchange which indicate a fair market value of $219.6 million.

Page | 27

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

14.	Financial Risk Management (cont.)

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and gold-linked notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	September 30, 2022		December 31, 2021
	Level 1	Level 2	Level 1	Level 2
Gold-linked notes	$-	$71,137	$-	$-
Warrant liabilities	11,949	644	25,440	6,755
DSU and PSU liabilities	364	557	2,979	1,200
Investments and other assets	1,134	-	21,258	1,888
Embedded derivative	-	-	-	996
Convertible Debentures	-	13,083	-	19,466

Total	$13,447	$85,421	$49,677	$30,305

At September 30, 2022, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2 during the period, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)	Credit risk

	September 30,	December 31,
	2022	2021
	$1,302	$80
Trade
VAT receivable – current	22,467	27,230
VAT receivable – non-current	1,441	-
Other, net of allowance for doubtful accounts	3,076	2,256

Total	$28,286	$29,566

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at September 30, 2022 the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months, and the outstanding amount of non-current VAT when the Lower Mine reaches commercial production.

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to an international customer from whom it receives 99.5% of the sales proceeds upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter.

c)	Liquidity risk

The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at September 30, 2022. The Company’s undiscounted commitments at September 30, 2022 are as follows:

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Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

14.	Financial Risk Management (cont.)

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$69,136	$-	$-	$-	$69,136
Deferred consideration for Soto Norte	53,750				53,750
Reclamation and closure costs	273	896	4,434	13,339	18,942
Lease payments	4,016	2,136	613	1,383	8,148
Gold-linked notes - principal	7,389	28,693	31,770	-	67,851
Gold-linked notes - interest	4,835	7,177	2,441	-	14,453
Gold-linked notes - premium	1,794	8,214	9,771	-	19,779
Senior unsecured notes	20,625	41,250	320,625	-	382,500
Convertible Debentures	1,047	13,606	-	-	14,653
Other contractual commitments	1,637	2,408	-	55,400	59,445

Total	$164,502	$104,380	$369,654	$70,122	$708,657

Following receipt of funds under the Marmato and Toroparu PMPA, Aris Mining’s silver and gold production from the Marmato and Toroparu Mine is subject to the terms of the PMPA with WPMI. Refer to Note 12 for details on the obligations to WPMI.

Claims

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable. No such provisions have been recorded by the Company.

d)     Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

•

Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss) .

•

Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the statement of income (loss).

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2022 and 2021, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s current net assets held in Canadian dollars, Colombian pesos (in US dollar equivalents) and Guyanese dollar (in US dollar equivalents) as of September 30, 2022 and December 31, 2021, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	September 30,	Impact of a 10%	December 31,	Impact of a 10%
	2022	Change	2021	Change
Canadian Dollars (C$)	(27,724)	(2,772)	(43,338)	(4,334)
Colombian Peso (COP)	11,792	1,179	23,916	2,392
Guyanese Dollar (GYD)	(3,103)	(310)	(365)	(37)

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Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

14.	Financial Risk Management (cont.)

e)	Impact of COVID-19

Due to the worldwide COVID-19 outbreak, conditions may come into existence in future that could influence the Company’s operations and impact the ability to generate operating cash flows and raise capital, if needed. Impacts that COVID-19 may have that could impact the Company include:

•	global gold prices;
•	demand for gold and the ability to refine and sell gold produced;
•	the severity and the length of potential measures taken by governments to manage the spread of the disease and their effect on labour availability and supply lines;
•	availability of government supplies, such as water and electricity;
•	local currency purchasing power; or
•	ability to obtain funding, if needed.

The COVID-19 situation has not significantly impeded the operation of the business and the Company has implemented its business continuity plan, including enhanced health and safety and other measures to protect its workers. Management believes the business holds, or has access to, sufficient levels of materials and supplies and access to personnel to maintain production without interruption at the present time. There is risk that a reinstatement of a prolonged period of quarantine may adversely impact operating cash flow. Management is continuing to take steps to manage its discretionary operating and capital expenditures to preserve its liquidity during this unusual situation.

f)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

In the first quarter of 2022, the Company entered into a price protection program on 35,000 ounces of future gold production through zero cost collars, spread equally over the period from February 2022 through August 2022. The floor price of the gold collars varies with a range between $1,775 per ounce to $1,850 per ounce (a weighted average of $1,789 per ounce) and the ceiling price of the gold collars varies with a range between $1,875 per ounce to $1,950 per ounce (a weighted average of $1,889 per ounce). The gold collars represent European-style put and call options that are settled in cash as they expire at the end of each month. During the nine months ended September 30, 2022, call options on 15,000 ounces of gold were exercised by the option holder and put options on 10,000 ounces of gold were exercised by the Company. A net gain on commodity hedging contracts of $0.3 million was recorded (Note 18).

The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account (Note 6). Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:

•	the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
•

the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at September 30, 2022, the Company had no outstanding commodity hedging contracts in place as management believe the second condition outlined above applies as of the date of these statements.

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Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

15.         Revenue

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Gold	$92,869	$89,509	$292,803	$284,707
Silver	1,040	1,207	3,799	4,281
Total	$93,909	$90,716	$296,602	$288,988

16.         Cost of Sales

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Production costs	$40,714	$41,600	$131,316	$128,571
Royalties	3,043	2,977	9,551	9,610
Provision for environmental fees	20	-	54	-
Total	$43,777	$44,577	$140,921	$138,181

17.         Finance Costs

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Interest expense	$5,456	$3,546	$16,385	$5,944
Gold Premium payment	-	800	-	3,332
Applicable Premium on early redemption of Gold Notes	-	744	-	1,157
Financing fees	-	-	-	149
Accretion of Senior Notes (Note 10a)	583	335	1,716	335
Accretion of lease obligations	172	85	376	301
Accretion of provisions (Note 11)	304	286	976	956
Total	$6,515	$5,796	$19,453	$12,174

18.         Gain (loss) on Financial Instruments

	Three months ended September		Nine months ended September
		30,		30,
	2022	2021	2022	2021
Financial Assets
Aris Gold Unlisted Warrants	$(628)	$(627)	$(1,078)	$(1,990)
Aris Gold Listed Warrants	(1,728)	(1,766)	(3,124)	(5,149)
Aris Gold Notes	2	(400)	(115)	(500)
Aris Gold Convertible Debenture	891	-	-	-
Gold X Warrants	-	-	-	265
Denarius Warrants (Note 7c)	(1,021)	798	(4,328)	708
Denarius Subscription Receipts (Note 7c)	-	-	-	1,949
Western Atlas Warrants (Note 7d)	-	50	(14)	(146)
Embedded derivative asset in Senior Notes (Note 10a)	-	11	(996)	11
Other gain (loss) on financial instruments	800	66	637	(250)
	(1,684)	(1,868)	(9,018)	(5,102)
Financial Liabilities
Gold Notes	(61)	1,876	(61)	3,014
Convertible Debentures (Note 10c)	(241)	415	4,570	9,027
Unlisted Warrant liability (Note 13d)	(137)	3,690	5,994	20,702
Listed Warrant liability (Note 13d)	(2,545)	3,630	11,761	26,869
Aris Gold Unlisted Warrants	-	-	-	(129)
Aris Gold Listed Warrants	-	-	-	(1,241)
Aris Gold Notes	-	-	-	1,428
Aris Gold Subscription Receipts	-	-	-	(2,501)
	(2,984)	9,611	22,264	57,169
Total	$(4,668)	$7,743	$13,246	$52,067

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Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended September 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

19.         Changes in non-cash Operating Working Capital Items

	Nine months ended September 30,
	2022	2021
Accounts receivable	$6,513	$(1,783)
Inventories	(2,009)	2,375
Prepaid expenses and deposits	(971)	(802)
Accounts payable and accrued liabilities	1,214	(6,965)
Total	$4,747	$(7,175)

20.         Related Party Transactions

Key management personnel compensation

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Short-term employee benefits	$777	$1,016	$2,595	$2,458
Termination benefits	15,902	-	15,902	-
Share-based compensation	718	557	466	(36)
Total	$17,397	$1,573	$18,963	$2,422

21.         Segment Disclosures

Reportable segments are consistent with the geographic regions in which the Company’s projects are located. In determining the Company’s segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company considers its Segovia Operations and Marmato Mine in Colombia, its Toroparu Project in Guyana, its Soto Norte Project in Colombia and its corporate functions in Canada and Panama as its reportable segments.

	Segovia	Marmato	Toroparu	Soto Norte	Corporate and Other	Total

Three months ended Sept 30, 2022
Revenue	$93,909	$-	$-	$-	$-	$93,909
Cost of sales	(43,777)	-	-	-	-	(43,777)
Segment net income (loss)	24,187	-	-	-	(72,537)	(48,350)
Capital expenditures	13,147	-	21,565	-	1	34,713

Three months ended Sept 30, 2021
Revenue	$90,716	$-	$-	$-	$-	$90,716
Cost of sales	(44,577)	-	-	-	-	(44,577)
Segment net income (loss)	23,590	-	-	-	1,668	25,258
Capital expenditures	12,647	-	2,187	-	(228)	14,606

Nine months ended Sept 30, 2022
Revenue	$296,602	$-	$-	$-	$-	$296,602
Cost of sales	(140,921)	-	-	-	-	(140,921)
Net income (loss)	75,560	-	-	-	(79,707)	(4,147)
Capital expenditures	38,672	-	54,708	-	163	93,543

Nine months ended Sept 30, 2021
Revenue	$283,889	$5,099	$-	$-	$-	$288,988
Cost of sales	(133,811)	(4,370)	-	-	-	(138,181)
Net income (loss)	81,022	(14,679)	-	-	107,019	173,362
Capital expenditures	36,918	2,153	2,337	-	88	41,496

As at Sept 30, 2022
Total assets	$249,864	$278,342	$331,522	$101,685	$300,043	$1,261,456
Total liabilities	(66,576)	(122,953)	(96,080)	-	(460,511)	(746,120)

As at Dec 31, 2021
Total assets	$276,298	$-	$279,380	$-	$442,707	$998,385
Total liabilities	(79,126)	-	(85,367)	-	(355,366)	(519,859)

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